UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

—————————

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

—————————

For the month of July 2009

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                            No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__

Paris, July 23 2009

With the assent of its Investment Committee, the Caisse des Dépôts has decided to enter exclusive negotiations with Veolia Environnement with a view to merging Transdev and Veolia Transport. The planned merger is expected to permit the creation of a new 50/50-held company that will be a global leader in public passenger transport and offer best-in-class service to local authorities.

The transport sector is changing radically in response to numerous factors, including greater travel needs resulting from urban growth, the demands of sustainable development, increased investment needs, concentration among players, and growing competition. The planned merger will create new opportunities for the two firms by combining their strengths and leveraging their respective know-how. This industrial project will give rise to a global leader in public passenger transport, with around €8 billion in pro forma revenues and 130,000 employees. It will draw on the good geographic fit between the two partners and their respective expertise, as well as on powerful development synergies between them.

This alliance between Veolia Environnement, the new group’s industrial operator, and the Caisse des Dépôts, would serve as a vehicle for the development of the French national centre of transport excellence, helping to create jobs and stimulate growth. As a long-term strategic investor acting in the public interest, the Caisse des Dépôts intends to become a long-term investor in this new firm.

The operation would take the form of a merger between Veolia Transport and Transdev, with the Caisse des Dépôts and Veolia Environnement each owning 50%. This parity would be achieved after analysis and valuation of the two companies, and subsequent adjustment of the financial structure. It is planned to float the combined entity on the stock market when market conditions permit. The resulting combination would then be fully equipped to grow and respond effectively to local authorities’ needs.

The planned merger is subject to reaching a definitive agreement, which is itself subject to approval by the regulatory authorities. The operation has the approval of RATP, which owns 25.6% of Transdev.

Augustin de Romanet, Chairman of Caisse des Dépôts, stated:

“The merger of Transdev and Veolia Transport would allow us to seize growth opportunities in France and the rest of the world, in growth markets guaranteeing diversification of risks. I am convinced that, through this strategic, value creating alliance, the Caisse des Dépôts will play its role to the full in supporting the development of Transdev over the long term, thereby confirming its determination to provide local authorities with a broader array of capabilities. I have every confidence that the management of Transdev will support this new project.”

Henri Proglio, Chairman and Chief Executive Officer of Veolia Environnement, stated:

“The planned merger with Transdev is guided by very powerful industrial logic and is perfectly consistent with Veolia Environnement’s strategy, which sees transport as a key component of its environmental services offering. This merger opens up outstanding growth prospects benefiting the personnel, clients and shareholders of Veolia.”

Veolia Environnement will notify the financial markets of developments concerning this project as and when they arise, and pursuant to the regulations in force.

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 23, 2009

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary